

VIA FACSIMILE AND U.S. MAIL

January 11, 2010

Neev Nissenson
Chief Financial Officer
Phoenix International Ventures, Inc.
61B Industrial Parkway
Carson City, Nevada 89706

      RE: Phoenix International Ventures, Inc.
             Form 10-K for the Year Ended December 31, 2008
             Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009
             and September 30, 2009
             File No. 333-140257

Dear Mr. Nissenson:

      We have reviewed your response letter filed on December 18, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

2. We previously requested that you provided the three bullet pointed acknowledgements (i.e., Tandy language) indicated at the end of our comment letter dated November 10, 2009. Please provide the requested acknowledgements in writing from management with your next response letter.

Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 44

3. We have read your response to comment 13 from our letter dated November 10, 2009. Your proposed disclosure indicates that "internal controls <u>and procedures</u> were not effective." Please revise your proposed disclosure to indicate whether your "internal controls <u>over financial reporting</u>" are "effective" or "not effective." Please also provide your assessment "as of" the end of the period covered by the report instead of "during" the period. Refer to Item 308(a)(3) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief